Exhibit 12

FPIC Insurance Group, Inc.
Ratio of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Interest expense	$1,088	898	3,192	2,494
Finance charges incurred in the form of interest on funds withheld under reinsurance agreement	1,265	1,618	4,003	5,136
Estimated interest within rental expense related to operating leases	102	87	285	253
Other interest expense and capitalized expenses related to indebtedness	18	21	56	64
Total fixed charges	$2,473	2,624	7,536	7,947

Income from continuing operations before income taxes	$12,401	9,585	32,717	25,466
Plus fixed charges	2,473	2,624	7,536	7,947
Earnings	$14,874	12,209	40,253	33,413

Ratio of earnings to fixed charges (1),(2)	6.01	4.65	5.34	4.20

(1)
We have authority to issue up to 50,000,000 shares of preferred stock; however, there are currently no preferred shares outstanding and we do not have any preferred stock dividend obligations. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio earnings to fixed charges and is not disclosed separately.

(2)
For the purposes of this computation, earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense, capitalized expenses related to indebtedness, finance charges in form of interest on funds withheld under a reinsurance agreement, and an estimate of the interest within rental expense.